Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
Tel: (212) 408-5100
Fax: (212) 541-5369
Direct Tel: (212)408-5422

March 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

          Re:     Value Line, Inc. Form 10-K for the Fiscal Year Ended April 30, 2006
                     Filed July 28, 2006; File No. 0-11306

Ladies and Gentlemen:

        On behalf of Value Line, Inc. (“Value Line”), we submit this response to the staff’s comments on the Form 10-K for the Fiscal Year Ended April 30, 2006 of Value Line, which comments were set forth in the staff’s letter dated February 14, 2007. Set forth below are the staff’s comments (in italics) followed by the responses of Value Line.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.	In future filings, please substantially revise and expand your discussion regarding your results of operations and financial condition for all periods to include the following:

o	An executive-level overview that provides context for the remainder of the discussion. The focuses should be on the most important, material matters on which management focus in evaluating your financial condition and operating performance.

o	Provide a comprehensive analysis of the factors that impacted your revenues and expenses, ensuring that you address the specific underlying causes for such changes. In addition you should discuss known or anticipated trends that have impacted, and/or may continue to have an impact on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Your discussion and analysis should explain the information that is obtainable from your financial statements and footnote disclosures and not just repeat such information. In addition, you should provide a sufficiently detailed explanation as to why an event or transaction has occurred and is impacting the specific line item through your discussion on a combined basis and reportable segment level for each period presented.

o	Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations through the use of a tabular presentation

        Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Value Line will include an executive level overview and will also reexamine Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance when preparing Value Line’s Annual Report on Form 10-K for the fiscal year ending April 30, 2007.

2.

We note that you have not identified any critical accounting estimates used to prepare your consolidated financial statements. In future filings please include a critical accounting policies and estimates section that includes those estimates that are critical to your consolidated financial statements. Examples may include estimating the fair value of investments, net asset value of the Funds for revenue recognition, deferred income taxes, etc. Otherwise, please tell us why you believe you have no critical accounting estimates. The disclosure is to include a discussion of the following:

o	Types of assumptions underlying the most significant and subjective estimates;

o	Sensitivity of those assumptions to deviations of actual results; and

o	Circumstances that have resulted in revised assumptions in the past.

                                     Refer to Section 501.14 of the Financial Reporting Codification for guidance.

In future Form 10-K filings, Value Line will include a section within the Management Discussion and Analysis addressing any critical accounting policies and estimates used to prepare the financial statements. It will include the types of assumptions underlying the most significant estimates deemed material. Value Line will also refer to Section 501.14 of the Financial Reporting Codification.

Item 9A. Controls and Procedures, page 24

3.

We note your statement that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “were effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Value Line’s Chief Executive Officer and Chief Financial Officer have concluded, as a result of the evaluations referred to in Value Line’s periodic reports, that Value Line’s disclosure controls and procedures were effective.  In the future, Value Line will use the following language in instances in which Value Line’s evaluation results in a finding that the disclosure controls and procedures are effective.

Value Line maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Value Line’s reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Value Line’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Value Line’s management has evaluated, with the participation of Value Line’s Chief Executive Officer and Chief Financial Officer, the effectiveness of Value Line’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Value Line’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Note 1 —Organization and Summary of Significant Accounting Policies, page 37

Revenue Recognition, page 37

4.

With regards to your subscription revenues policy, please revise your disclosure in future filings to clearly disclose the types of products this policy covers (e.g., print publications, electronic publications, internet access, etc.). Also disclose the length of the subscriptions. Provide us with the disclosure you intend to include in future filings.

The following disclosure will be added to Note 1 in upcoming filings:

Depending upon the product, subscriptions are available in print, via internet access, and CD-ROM. The length of a subscription varies by product and offer received by the subscriber. Generally, subscriptions are available as trial subscriptions, annual subscriptions and/or multi-year subscriptions. Subscription revenues are recognized on a straight line basis over the life of the subscription. Accordingly, the amount of subscription fees to be earned by fulfilling subscriptions after the date of the balance sheet is shown as unearned revenue within current and long-term liabilities.

5.

We note that you sell the Value Line Investment Analyzer and Value Line Mutual Fund Survey for Windows CD-ROM software programs with periodic updates and the Value Line DataFile. However, it is unclear how your revenue recognition policy addresses the sale of these products. Please tell us in a sufficient amount of detail your policy for recognizing revenue for these software programs. Also tell us how you account for software program enhancements. Finally, tell us the amount of revenue recognized for these programs for each period presented. Refer to SOP 97-2 for guidance.

The Value Line Investment Analyzer and Value Line Mutual Fund Survey for Windows software are treated the same as print in terms of revenue recognition. Data File is an electronic subscription to Value Line’s equity database and sold as an annual subscription. The revised disclosure in response to comment 4 represents the revenue recognition policy for all subscription revenues, which include the above products. Software program enhancements are currently provided to active subscribers without any additional charge. The amount of revenue recognized for these products during the fiscal years ended April 30, 2006, 2005, and 2004 is $5,906,000, $6,815,000 and $6,812,000 respectively.

6.

We note that you provide a customized data service called The Total Return Service. In addition, you state that you receive fees for indices calculations performed by third parties. However, it does not appear that your revenue recognition policy addresses these services. Please tell us your policy for recognizing revenue for this service and any other services you provide including the authoritative literature that supports your accounting. Please tell us the amount of revenue recognized for these services for each period presented.

The revised disclosure in response to comment 4 is the revenue recognition policy for all material subscription revenues. The amount of revenue recognized for the products referenced in the above comment during the fiscal years ended April 30, 2006, 2005, and 2004 is $23,000, $31,000, and $18,000 respectively.

7.

We note that you license for fees certain trademarks and proprietary information for a series of products. However, it does not appear that you have disclosed your policy for recognizing revenue for these fees. Please tell us your policy for recognizing revenue for your licensing programs including the authoritative literature that supports your accounting. Please tell us the amount of revenue recognized for your licensing programs for each period presented.

The following disclosure will be added to Note 1 in upcoming filings:

Licensing revenues are derived from licensing certain Value Line trademarks and Value Line proprietary ranking system information to third parties under written agreements for use in selecting securities for third party marketed products, including unit investment trusts, closed-end fund products and exchange traded funds. Value Line earns an asset based licensing fee as specified in the individual licensing agreements. Revenue is recognized monthly over the term of the agreement and will fluctuate as the market value of the underlying portfolio increases or decreases in value.

Value Line, Inc. has relied on SEC SAB 101 and FASB SFAC 5 to support its accounting for recognition of this revenue. The amount of revenue recognized for licensing fees during the fiscal years ended April 30, 2006, 2005, and 2004 are $5,016,000, $2,541,000 and $1,137,000 respectively. These amounts are disclosed in Form 10-K, Item 6, Selected Financial Data.

8.

We note that you act as the underwriter and distributor for the Value Line Funds through Value Line Securities, Inc. Value Line Securities, Inc. earns advisory fees and service and distribution fees in this capacity.

o	With regards to the advisory fees, or investment management fees, please revise your policy disclosure in future filings to explain when services are performed and how such fees are calculated.

o	With regards to the service and distribution fees, please expand your disclosure in Note 3 to explain to investors what the service and distribution plans under rule 12b-1 of the Investment Company Act of 1940 are including how fees are earned by you.

o	With regards to your underwriting services, please tell us the types of revenues you receive and how you account for such revenues. Please also tell us the types of expenses you incur and how you account for these expenses. Refer to paragraphs 4.58 and 7.49-54 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities for guidance.

o	We note that you record investment management fees and 12b-1 service and distribution fees net of fee waivers. Please tell us what the fee waivers are and how the amounts are determined. Also tell us your accounting for fee waivers including the supporting authoritative literature.

        Please tell us how you intend to revise your footnote disclosures in future filings to address the above items.

Value Line Securities Inc. does not earn investment management or advisory fees. Value Line Securities receives service and distribution fees (12b-1 fees) from certain of the Value Line Mutual Funds.

With regard to the investment management fees earned by Value Line, Inc., the following disclosure will be revised and added to Note 1 in upcoming filings:

Investment management fees consist of management fees from the Value Line Mutual Funds, and from asset management clients. Investment management fees for the mutual funds are earned on a monthly basis as services are performed and the fee is calculated based on average daily net assets of the mutual funds in accordance with each fund’s advisory agreement. Investment management fees for the asset management accounts are earned on a monthly basis as services are performed and the fee is calculated on assets in accordance with each of the management agreements.

With regard to service and distribution fees received by Value Line Securities, Note 3 will be expanded to include the following:

Service and distribution fees are received from the Value Line Mutual Funds in accordance with service and distribution plans under rule 12b-1 of the Investment Company Act of 1940. The plans are compensation plans, which means that the distributor’s fees under the plans are payable without regard to actual expenses incurred by the distributor. Expenses include payments to securities dealers, banks, financial institutions and other organizations which provide distribution, marketing, and administrative services with respect to the distribution of the mutual funds’ shares. Service and distribution fees are received on a monthly basis and calculated on the average daily net assets of the respective mutual fund in accordance with each fund prospectus.

With regard to underwriting services, Value Line Securities does not receive any underwriting revenues nor does it have any underwriting expenses.

Fee waivers consist of management fee waivers by Value Line, Inc. and service and distribution fee waivers by Value Line Securities. The fee received by Value Line, Inc. and Value Line Securities is net of the fee waivers. Waivers are determined by management in part based on shifting trends in distribution channels, market conditions, fund performance, and marketing activity. Future disclosures will include an aggregate of fees waived. For the nine months ended January 31, 2007 and 2006, total management fee waivers were $191,318 and $0, respectively, and service and distribution fee waivers were $2,228,554 and $76,000, respectively. Value Line, Inc. and Value Line Securities have no right to recoup the previously waived amounts of management fees and 12b-1 fees, respectively.

9.

We note that Value Line Asset Management manages pension funds and institutional and individual portfolios through investment advisory agreements. Please tell us the different types of services performed through these services. Also tell us how you have accounted for these services in your consolidated financial statements. Finally, tell us the amount of revenues recognized for these services for each period presented. Refer to the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities for guidance.

Value Line, Inc.’s asset management division manages equity and fixed income portfolios on a discretionary basis for third parties. Fees are calculated based on assets under management. Revenues are accounted for within Investment Management Fees on the consolidated financials. The amount of revenue recognized for the asset management division for services to institutional and individual portfolios during the fiscal years ended April 30, 2006, 2005, and 2004 is $1,084,000, $1,271,000 and $1,347,000 respectively.

Valuation of Securities, page 37

10.

We note that you have a significant amount of investments for which you have classified as either available-for-sale or trading in accordance with SFAS 115. We further note that of the $65,915,068 available-for-sale securities, $46,640,796 is investments in Value Line Mutual Funds. Please tell us if these investments are held by Value Line Securities, Inc., your broker-dealer subsidiary. If these investments are held by Value Line Securities, Inc., please tell us how you determined these securities are within the scope of SFAS 115 and are properly classified as available-for-sale. Also tell us whether you (i.e, Value Line Securities, Inc.) are the general partner and/or have a significant limited partner interest in the Funds in which you hold interests.

Value Line, Inc., not Value Line Securities, holds the investments held as available for sale securities. Value Line, Inc. and its subsidiaries have no partnership interests in the Funds. Other than serving as Advisor and Distributor, Value Line does not have any interest in the Funds except when holding shares, on the same basis as the public.

11.

We note that for securities that do not have closing sales prices listed on a securities exchange, you use the midpoint between the latest available and representative asked and bid prices to estimate the fair value of these securities. Please explain how you determined that this method provides a reasonable estimate of these securities’ fair value. Refer to SFAS 107 and SOP 94-6 for guidance. In future filings, please disclose each type of security and corresponding amount for which you do not use listed market prices to estimate the fair value.

The above methodology of using the midpoint between the latest available and representative asked and bid prices to estimate the fair value of securities was not utilized in the years ended December 31, 2006 or 2005. As of the date of this letter, it has not been used in the current fiscal year, which ends April 30, 2007. In light of the guidance in SFAS 107 that fair value represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, Value Line will use the latest available and representative bid prices for securities for which closing sales prices are not available and securities traded in an over-the-counter market.

12.

We note that you estimate the fair value of open-ended mutual fund shares based upon the daily net asset values calculated by the funds. From your disclosure, it is unclear whether this is a quoted market price or based on an estimate of fair value. Please clarify your disclosure in future filings. If the daily net asset value calculated by the fund is an estimate, please disclose in greater detail the methods used to estimate the fair value. Refer to paragraphs 10-15 of SFAS 107 and paragraphs 12 to 14 of SOP 94-6 for guidance. Please tell us how you intend to revise your disclosure in future filings.

The disclosure will be updated to reflect the following:

        Valuation of open-ended mutual fund shares is based upon the publicly quoted net asset value of the shares.

13.

In future filings, please disclose in greater detail the methods used to estimate the fair value of the fixed maturity government debt obligations. In this regard, it is unclear if you are using quoted market prices or some other method. Refer to paragraphs 10-15 of SFAS 107 and paragraphs 12 to 14 of SOP 94-6 for guidance. Please tell us how you intend to revise your disclosure in future filings.

The disclosure will be updated to reflect the following:

        The market value of the Company’s fixed maturity government debt obligations are determined utilizing publicly quoted market prices.

14.	In future filings either in your footnote disclosures or within MD&A, please disclose how you determine the classification of your securities between available-for-sale and trading.

In future filings, the following disclosure will be added:

      Trading Securities and Available-for-Sale Securities

All securities held in Value Line Securities, Inc., as a broker/dealer, are classified as trading securities. Securities held by Value Line, Inc. and its other subsidiaries, which are all held with the expectation that they may be sold in less than one year, are classified as trading securities. All other investments not classified as trading securities are classified as available-for-sale securities.

15.	With regards to the Value Line Funds, in future filings either in a footnote disclosure or within MD&A, please include disclosure for the following, as appropriate:

o	The amount of any capital investment obligations or commitments;

o	The percentage of the Funds owned by you;

o	How you decide the amount of investment to make in the Value Line Funds, including the business purpose for investing in the Funds; and

o	How you decide to sell your investments in the Funds.

In future filings Value Line, Inc. will include, as appropriate, disclosures to address the items shown in comment 15.

Note 11 — Disclosureof Credit Risk of Financial instruments with Off Balance Sheet Risk, page 43

16.

We note that during fiscal years prior to 2006 you executed securities transactions on behalf of the Value Line Funds in which you may be required to discharge the obligations of the nonperforming party. In future filings, please disclose the time period of your obligation; the maximum, undiscounted payments you could be required to make; and any recourse you may have to recover such payments from third parties. Refer to paragraph 13 of FIN 45 for guidance. Please tell us how you intend to revise your disclosure in future filings.

The executed securities transactions occurred prior to December 2004 and have all settled without any obligation. As of the date of this response Value Line would not include this disclosure.

As requested in the staff’s letter, Value Line has directed us to confirm that it acknowledges that:

o	Value Line is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Value Line may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned at (212) 408-5422 if we can provide any additional information of if the staff has any further comments.

Very truly yours,

/s/ Peter K.Ingerman

Peter K. Ingerman

VIA EDGAR